UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 27, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Summit Midstream Partners, LP

File No. 333-183466 - CF#28636

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Summit Midstream Partners, LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement, as amended, filed on August 21, 2012.

Based on representations by Summit Midstream Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through August 23, 2022
Exhibit 10.7	through March 31, 2020
Exhibit 10.8	through October 1, 2021
Exhibit 10.9	through August 23, 2022
Exhibit 10.10	through August 23, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Assistant Director